Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table shows the consolidated ratio of earnings to fixed charges and preferred dividends for Nexstar Broadcasting Group, Inc. for the periods indicated. You should read this table together with the consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Nexstar Broadcasting Group, Inc. included in its Annual Report on Form 10-K, as amended or supplemented to date, as filed with the Securities and Exchange Commission. The ratio of earnings to fixed charges was computed by dividing earnings from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest expense, including the amortization of debt discounts and financing costs, and a portion of rent expense deemed representative of the interest factor.

(in thousands, except for ratio amounts)	Years Ended December 31,					Three Months Ended March 31,
	2008	2009	2010	2011	2012	2012	2013
Income (loss) before income taxes	$(83,375)	$(12,414)	$4,926	$(6,166)	$45,074	$4,596	$1,185
Fixed charges:
Interest expense	48,832	39,236	54,273	53,022	51,559	12,909	16,557
Estimated interest within rent expense	2,014	2,060	2,096	1,819	1,868	464	521

Total fixed charges	50,846	41,296	56,369	54,841	53,427	13,373	17,078

Income (loss) before income taxes and fixed charges	$(32,529)	$28,882	$61,295	$48,675	$98,501	$17,969	$18,263
Ratio of earnings to fixed charges	—	—	1.09	—	1.84	1.34	1.07
Deficiency to cover fixed charges(1)	$83,375	$12,414	$—	$6,166	$—	$—	$—

(1)	Coverage deficiency represents the amount by which earnings were insufficient to cover fixed charges.